               -------------------------------------------------------

                        PRO FORMA VALUATION UPDATE REPORT

                                  K-FED BANCORP

                               HOLDING COMPANY FOR
                               KAISER FEDERAL BANK
                               COVINA, CALIFORNIA


                                  DATED AS OF:
                                FEBRUARY 4, 2004

               -------------------------------------------------------










                                  PREPARED BY:

                              RP(R) FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

RP FINANCIAL, LC.
-----------------------------------------
Financial Services Industry Consultants



                                                  February 4, 2004


Board of Directors
K-Fed Mutual Holding Company
K-Fed Bancorp
Kaiser Federal Bank
1359 North Grand Avenue, Suite 200
Covina, California  91724

Members of the Boards:

     At your request, we have completed and hereby provide an updated independent appraisal ("Update") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the Plan of Stock Issuance (the "Plan"), described below.

     This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof.

     Our Original Appraisal report, dated November 7, 2003 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

     This update has been prepared to reflect: changes in stock market conditions for thrifts since the Original Appraisal, including the market for all publicly-traded thrifts in mutual holding company form and the new issue market for converting thrifts (including standard conversions, second step conversions and initial offerings by mutual holding companies); and K-Fed Bancorp's recent financial developments as of December 31, 2003. As noted in the Original Appraisal, the valuation would be updated at least once prior to the close of the Conversion to reflect such factors.

DESCRIPTION OF PLAN OF STOCK ISSUANCE

     K-Fed Mutual Holding Company (the "MHC") is a federally chartered mutual holding company regulated by the OTS. The MHC was formed in 2003 in conjunction with the mutual holding company reorganization of Kaiser Federal Bank, Covina, California, ("Kaiser Federal" or the "Bank"); no stock was issued publicly in the mutual holding company reorganization.


--------------------------------------------------------------------------------
WASHINGTON HEADQUARTERS
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA 22209                                Toll-Free No.: (866) 723-0594
www.rpfinancial.com                                 E-Mail: mail@rpfinancial.com

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 2


Simultaneous with the mutual holding company reorganization, a wholly-owned mid-tier stock holding company was formed known as K-Fed Bancorp ("K-Fed Bancorp" or the "Company") and Kaiser Federal became a wholly-owned subsidiary of the Company. Pursuant to the Plan, K-Fed Bancorp will offer for sale less than 50.0% of its common stock (the "Minority Stock Issuance") to the Bank's Eligible Account Holders, Supplemental Eligible Account Holders and tax-qualified plans of the Bank (including the employee stock ownership plan, or "ESOP"). Any shares that are not sold in the Subscription Offering may be offered for sale in the Direct Community Offering and subsequently, if appropriate, to the public in a Syndicated Community Offering. The number of shares of common stock to be sold in the Offering will approximate 39.09% of the total shares versus 46.00% of the total shares as reflected in the Original Appraisal. Accordingly, the number of shares issued to the MHC will approximate 60% of the total shares.


LIMITING FACTORS AND CONSIDERATIONS

     Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the Common Stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of Common Stock in the Offering will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

     RP Financial's valuation was determined based on the financial condition and operations of the Bank as of December 31, 2003, the date of the supplemental financial data included in the regulatory applications and prospectus.

     RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

     The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 3


DISCUSSION OF RELEVANT CONSIDERATIONS


     1. FINANCIAL RESULTS

        Table 1 presents summary balance sheet and income statement data through December 31, 2003. The Company's balance sheet realized dramatic growth during the December 2003 quarter owing to the high influx of deposits by new depositors believed to be investors seeking to obtain supplemental eligibility subscription rights. Such deposit growth was from depositors throughout the country and a substantial portion of the deposits were either withdrawn after the December 31, 2003 subscription eligibility date passed and/or used to subscribe for shares of common stock in the offering. The short-term nature of these deposits had a dramatic impact on the Company's balance sheet composition, as management invested such funds in short term and overnight investments in anticipation of their near-term withdrawal. In this regard, of the $424.7 million increase in deposits during the quarter, management estimates that out-of-state depositors contributed $317 million of this deposit increase (who are believed to be "professional investors" in thrift stocks), while a substantial portion of the in-state deposits inflows was assumed to also be from "professional investors". While the balance sheet impact was significant, there was only a small impact on the Company's earnings and equity due to the short time such new deposits were on deposit at the Company and the small investment spread available given the Company's expectation of near-term withdrawal of such deposits. In fact, the majority of such deposits were received after the Company made public its intention to conduct a minority stock offering.

          GROWTH TRENDS

          The Company's total assets increased by approximately $425.6 million over the three months ended December 31, 2003, primarily due to the previously referenced influx of deposits. The majority of the deposit growth (approximately $402.7 million) was realized during the month of December. Management estimates that approximately $322.2 million of such funds had been withdrawn by February 2, 2004, illustrating the true nature of these funds, which was an attempt to gain a higher qualifying balance for stock purchases. Moreover, management estimates that a portion may be left on deposit to fund stock subscriptions in the offering and may likely be withdrawn after the close of the offering to the extent they are not utilized to fund stock purchases (Note: A similar sequence of events recently took place at Rainier Pacific Bancorp in Fife, Washington).

          Adjusted for this unusual growth, the Company's core business continued to reflect moderate growth. In this regard, the loan portfolio increased nominally by less than 1%, in part reflecting the impact of continuing refinances through the December 2003 quarter, which resulted in a reduction of the 1-4 family residential mortgage portfolio of $32.2 million (equal to a 12.4% reduction during the quarter). Equity increased during the quarter ended December 31, 2003, as a result of interim earnings, which were largely unaffected by the temporary deposit influx.

          LOANS RECEIVABLE

          Loans receivable increased slightly from $377.1 million, as of September 30, 2003, to $378.6 million, as of December 31, 2003, to equal 43.3% of assets as of December 31, 2003.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 4


                                        Table 1
                                     K-Fed Bancorp
                                 Recent Financial Data

                                           At Sept. 30, 2003      At Dec. 31, 2003(1)
                                           -----------------      -------------------
                                                       % of                    % of
                                           Amount     Assets       Amount      Assets
                                           ------     ------       ------      ------
                                           ($000)      (%)         ($000)       (%)

BALANCE SHEET DATA
------------------
  Assets                                   $448,556    100.00%     $874,190    100.00%
  Cash and Cash Equivalents                  21,352      4.76%      427,392     48.89%
  Loans Receivable (net)                    377,141     84.08%      378,638     43.31%
  Investment Securities - AFS                     -      0.00%            -      0.00%
  Investment Securities - HTM                38,979      8.69%       54,958      6.29%
  Other Investments                             891      0.20%        2,970      0.34%
  FHLB Stock                                  2,800      0.62%        2,800      0.32%
  Deposits                                  360,567     80.38%      785,304     89.83%
  Borrowed Funds                             50,000     11.15%       50,000      5.72%
  Total Equity                               35,921      8.01%       36,736      4.20%

(1) The majority of the deposit growth in the December 2003 quarter was realized in December after the Bank made public its intentions to conduct a minority stock offering. Following the December 31, 2003 supplemental eligibility record date, management estimates $322.3 million of deposits had been withdrawn through February 2, 2004. Adjusting for this item alone, total assets at year end would have been reduced to approximately $552.0 million.

                                              12 Months Ended         12 Months Ended
                                               Sept. 30, 2003         Dec. 31, 2003(1)
                                            --------------------     -------------------
                                                       % of Avg.               % of Avg.
                                             Amount     Assets       Amount     Assets
                                             ($000)      (%)         ($000)      (%)

SUMMARY INCOME STATEMENT
------------------------
Interest Income                             $20,488      5.38%      $20,799      4.52%
Interest Expense                             (8,968)    -2.35%       (9,301)    -2.02%
                                            -------    -------      -------    -------
  Net Interest Income                       $11,520      3.02%      $11,498      2.50%
Provision for Loan Losses                      (951)    -0.25%         (645)    -0.14%
                                            -------    -------      -------    -------
  Net Interest Income after Provisions      $10,569      2.77%      $10,853      2.36%

Other Operating Income                        3,352      0.88%        3,366      0.73%
Operating Expense                            (9,759)    -2.56%       (9,735)    -2.12%
                                            -------    -------      -------    -------
  Net Operating Income                       $4,162      1.09%       $4,484      0.97%

Non-Operating MHC Reorg. Expenses              (220)    -0.06%         (220)    -0.05%
                                            -------    -------      -------    -------
  Net Income Before Tax                      $3,942      1.03%       $4,264      0.93%
Income Taxes                                 (1,576)    -0.41%       (1,678)    -0.36%
                                            -------    -------      -------    -------
 Net Income (Loss) Before Extraord. Items    $2,366      0.62%       $2,586      0.56%

Addback:  Non-Recurring Expense                 220      0.06%          220      0.05%
Tax Effect (2)                                  (90)    -0.02%          (90)    -0.02%
                                            -------    -------      -------    -------
  Estimated Core Net Income                  $2,496      0.66%       $2,716      0.59%

(1) Based on weighted average assets for the 12 month period of $460 million.
(2) Reflects a 41% effective tax rate.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 5


The Company has typically maintained a very high loans-to-assets ratio but the current low ratio of loans-to-assets reflecting the temporary influx of deposits which were principally reinvested in Federal funds. As described above, growth of the loan portfolio was limited as a result of a high volume of repayments on 1-4 family mortgage loans. The reduction in the permanent 1-4 family mortgage loan portfolio was offset by increases in the multi-family and commercial real estate loan portfolio, which increased to $86.2 million as of December 31, 2003.

          CASH AND INVESTMENT SECURITIES

          As would be expected given the significant short-term deposit inflow, the balance of cash and cash equivalents increased significantly over the most recent quarter, from $21.4 million, or 4.8% of assets, as of September 30, 2003, to $427.4 million, or 48.9% of assets, as of December 31, 2003. Following the quarter end, the cash and cash equivalents level has declined as approximately $322 million of short term deposits have been withdrawn.

          Investment securities and mortgage-backed securities ("MBS") also increased albeit at a much more modest pace, over the quarter ended December 31, 2003, to equal $55.0 million. The interim increase is attributable to the purchase of additional collateralized mortgage obligations ("CMOs") from cash received through significant prepayments realized in the 1-4 family real estate loan portfolio and continued growth of typical in-market deposits.

          FUNDING

          Total deposits increased to $785.3 million, largely owing to the influx of funds from both in-state and out-of-state depositors seeking to gain subscription rights. Excluding such funds, deposit growth in core retail accounts was estimated to be comparatively modest by management. In this regard, growth in deposit balances for the prior quarter ended September 30, 2003, was approximately $14.8 million, or approximately 13.7% on an annualized basis.

          As of December 31, 2003, borrowed funds consisted of $50.0 million of FHLB advances maturing in the third quarter of 2005, which were utilized in early 2003 to fund a major loan purchase. It is the Company's present intention to repay such advances at maturity through available liquidity and anticipated deposit growth. The Company may continue to utilize borrowings as a supplemental funding source in the future, generally on a short-to-intermediate term basis.

          EQUITY

          Total equity increased by approximately $815,000 during the quarter ended December 31, 2003, to equal $36.8 million. Due to the deposit growth phenomenon during the quarter, the equity ratio declined from 8.01% to 4.20% of assets, and the Bank was classified as "Adequately Capitalized" for regulatory capital purposes (reflects a downgrade from "Well Capitalized" status at the end of the prior quarter end). The Bank expects to regain Well-Capitalized status with the influx of the proceeds from the Minority Stock Issuance and as funds placed on deposit on a short-term basis are withdrawn. The post-December 31, 2003 deposit withdrawals of $322.2 million through February 2, 2004 indicates an adjusted equity/assets ratio at December 31, 2003 of approximately 6.66%.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 6


          INCOME AND EXPENSE TRENDS

          The Company's trailing 12 month earnings increased modestly in the most recent period, from $2.4 million for the 12 months ended September 30, 2003, to $2.6 million for the 12 months ended December 31, 2003, with the increase primarily the result of a reduction in the provision for loan losses, as the remaining elements of core earnings were relatively stable. As noted, the deposit growth phenomenon had little impact on the trailing 12 month results as most of the growth occurred in late December and as the short-term investment spread over such short-term deposits was nominal.

          NET INTEREST INCOME

          The Company's net interest income decreased slightly for the most recent trailing 12 month period in dollar terms, although the reduction was more significant as a percent of average assets given the recent inflation of the asset base. Specifically, net interest income decreased nominally to equal $11.5 million, while the net interest income ratio decreased by 52 basis points to 2.50% for the most recent period. Overall, growth in the Company's balances of interest-earning assets was offset by a reduction in the net spread such that the dollar amount of net interest income was relatively stable.

          LOAN LOSS PROVISIONS

          Provision for loan losses decreased by $306,000, to equal $645,000 for the 12 months ended December 31, 2003. The decrease in the provision is primarily attributable to the significant change in the loan portfolio mix from consumer loans to real estate secured loans coupled with limited balance of delinquent loans currently prevailing in the loan portfolio.

          NON-INTEREST INCOME

          Non-interest income remained consistent with the level reflected in the Original Appraisal, and totaled $3.4 million, equal to 0.73% of average assets. Non-interest income generated by the Company through various sources including: the Company's deposit accounts, including various service and non-sufficient fund ("NSF") charges and interchange fees; and ATM related fees, reflecting foreign transactions at its 30 ATMs and interchange income resulting from the Company's customers utilizing foreign ATMs.

          OPERATING EXPENSES

          Non-interest expense remained consistent with the level reflected in the Original Appraisal, and totaled $9.7 million, equal to 2.12% of average assets. Operating expenses are expected to increase on a post-offering basis, both as a result of on-going efforts to expand the balance sheet, leverage the new capital raised, and as a result of the expense of the stock-related benefit plans and the costs related to operating as a public company. At the same time, continued balance sheet growth and reinvestment of the offering proceeds should largely offset the anticipated expense increase.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 7


          EFFICIENCY RATIO

          In light of the relative stability of the various components of core earnings, the Company's efficiency ratio did not change significantly. In this regard, the efficiency ratio which equaled 65.62% for the 12 months ended September 30, 2003, decreased slightly to 65.49% for the twelve months ended December 31, 2003. On a post-offering basis, the efficiency ratio may show some slight improvement, although low reinvestment yields may limit the benefit.

          NON-OPERATING INCOME/EXPENSE

          Net non-operating income (expense) continues to have a limited impact on overall profitability. For the 12 months ended December 31, 2003, the Company incurred $220,000 of expense (0.05% of average assets) attributable to the July 1, 2003 MHC reorganization.

          TAXES

          The Company's tax rate approximated 39% for the 12 months ended December 31, 2003, which closely approximates the average tax rate reported for the 12 months ended September 30, 2003.


     2. PEER GROUP FINANCIAL COMPARISONS

        Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group is comprised of the same ten publicly-traded companies operating within the mutual holding company structure as were employed in the Original Appraisal.

          FINANCIAL CONDITION

          The most significant balance sheet comparison changes since the Original Appraisal are attributable to the short term deposit growth phenomenon that occurred at the Company. Accordingly, relative to the Peer Group, the Company's ratio of loans declined as the Company reinvested the deposit inflows into liquidity investments. Thus, the Company's loans/assets ratio decreased to 43.3% of assets as compared to 58.4% for the Peer Group - at September 30, 2003, the Company maintained a higher proportion in loans than the Peer Group (84.1% of total assets). Not surprisingly, the Company's cash and investments increased to 55.9% of assets versus 37.0% on average for the Peer Group, but again this was a short term balance sheet change. The ratio of deposits/assets increased for the Company relative to the Peer Group, and the resulting asset growth diminished the borrowings/assets ratio though the outstanding balance of borrowed funds did not change for the Company.

          In the Original Appraisal we noted that the Peer Group maintained a higher ratio of capital relative to the Company on a pre-conversion basis. As of December 31, 2003, this distinction was more pronounced as the Company's equity ratio of 4.2% was below the Peer Group's average ratio of 12.4%. However, with the addition of stock proceeds and the withdrawal of thrift investor deposits, the Company's pro forma capital position is expected to increase to levels in excess of the Peer Group average. The Company's higher pro forma capital

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 8


RP FINANCIAL, LC.
------------------------------------------
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia  22209
(703) 528-1700
                                                                         Table 2
                                                        Balance Sheet Composition and Growth Rates
                                                             Comparable Institution Analysis
                                                                 As of September 30, 2003


                                                                   Balance Sheet as a Percent of Assets
                                    ----------------------------------------------------------------------------------------
                                       Cash &    MBS &                 Borrowed  Subd.    Net    Goodwill Tng Net    MEMO:
                                    Equivalents Invest Loans  Deposits   Funds   Debt    Worth   & Intang  Worth  Pref.Stock
                                    ----------- ------ ------ -------- -------- ------- -------- -------- ------- ----------
K-Fed Bancorp

-------------
  December 31, 2003                       48.9    7.0   43.3     89.8      5.7     0.0      4.2      0.0     4.2       0.0

All Public Companies                       5.9   23.2   66.5     67.8     19.7     0.6     10.4      0.6     9.9       0.0
All Public Companies                       5.9   23.2   66.5     67.8     19.7     0.6     10.4      0.6     9.9       0.0
State of CA                                2.2   20.3   74.5     55.8     33.6     0.9      8.1      0.2     7.8       0.1
Comparable Group Average                   6.7   30.3   58.4     76.8      9.2     0.2     12.4      0.6    11.7       0.0
  Mid-Atlantic Companies                   5.8   28.4   61.0     76.1     10.8     0.2     11.4      0.7    10.7       0.0
  Mid-West Companies                       9.6   29.1   57.2     77.7      6.4     0.0     14.4      0.6    13.7       0.0
  Other Comparative Companies              7.4   45.8   42.4     80.0      4.2     0.0     15.2      0.0    15.2       0.0

Comparable Group

----------------

Mid-Atlantic Companies

----------------------
ALLB  Alliance Bank MHC of PA (20.0)       9.3   31.9   53.3     73.6     16.3     0.0      9.3      0.0     9.3       0.0
BCSB  BCSB Bankcorp MHC of MD (36.0)(1)    3.9   35.1   58.4     85.6      3.7     0.0      7.2      0.4     6.8       0.0
GOV   Gouverneur Bcp MHC of NY(42.4)       4.8   20.6   72.0     64.9     13.6     0.0     19.5      0.0    19.5       0.0
GCBC  Green Co Bcrp MHC of NY (43.0)       7.6   38.2   51.7     85.2      3.1     0.0     11.1      0.0    11.1       0.0
ONFC  Oneida Fincl MHC of NY (45.7)        4.4   38.1   48.0     72.8     15.1     0.0     11.5      2.9     8.6       0.0
PBHC  Pathfinder BC MHC of NY (39.1)       3.0   21.8   68.4     73.8     15.7     1.7      7.4      1.7     5.8       0.0
ROME  Rome Bncp Inc MHC of NY (41.6)       7.4   13.2   75.3     76.7      8.0     0.0     13.6      0.0    13.6       0.0

Mid-West Companies

------------------
JXSB  Jcksnville Bcp MHC of IL(45.6)       3.6   40.2   50.1     87.4      3.6     0.0      7.5      1.2     6.3       0.0
WCFB  Wbstr Cty Fed MHC of IA (38.5)      15.7   18.0   64.3     68.1      9.1     0.0     21.3      0.1    21.2       0.0

New England Companies

---------------------
WFD   Westfield Finl MHC of MA(47.0)       7.4   45.8   42.4     80.0      4.2     0.0     15.2      0.0    15.2       0.0


                                                   Balance Sheet Annual Growth Rates                          Regulatory Capital
                                       ------------------------------------------------------------    -------------------------
                                              MBS, Cash &                 Borrows.   Net    Tng Net
                                       Assets Investments  Loans Deposits &Subdebt  Worth    Worth     Tangible   Core   Reg.Cap.
                                       ------ ----------- ------ -------- -------- -------- -------    -------- -------- --------
K-Fed Bancorp

-------------
  December 31, 2003                         NM       NM    23.40      NM     0.00    7.42     7.42         0.00    0.00     0.00

All Public Companies                      7.46    11.22     5.50    7.36     7.15    4.03     3.50         9.39    9.36    16.83
All Public Companies                      7.46    11.22     5.50    7.36     7.15    4.03     3.50         9.39    9.36    16.83
State of CA                              24.65    10.91    27.90   15.64    21.78   16.00    13.72         7.81    7.81    14.27
Comparable Group Average                  9.68    17.46     5.54   11.36    13.54    0.77    -1.25        12.19   11.59    21.98
  Mid-Atlantic Companies                 11.54     7.90    12.68   14.32    15.48    0.85    -2.05        10.74   10.50    18.51
  Mid-West Companies                      6.70    53.80   -11.41    6.67     0.00    1.46     1.52        20.89   13.66    28.86
  Other Comparative Companies             2.61    11.73   -10.56    0.02       NM   -1.19    -1.19         0.00   15.12    29.01

Comparable Group

----------------

Mid-Atlantic Companies

----------------------
ALLB  Alliance Bank MHC of PA (20.0)      0.23    -8.08     5.61    0.58    -1.47   -2.71    -2.71           NM    9.03    16.62
BCSB  BCSB Bankcorp MHC of MD (36.0)(1)  43.32    59.72    33.67   46.99    93.64    3.94    -2.23         7.44    7.44    13.75
GOV   Gouverneur Bcp MHC of NY(42.4)      5.76   -19.17    19.12   10.73    -8.96    1.91     1.91        18.90   18.90    36.44
GCBC  Green Co Bcrp MHC of NY (43.0)     12.78    27.99     2.83   15.09   -11.11    6.02     6.02         8.83    8.83    18.91
ONFC  Oneida Fincl MHC of NY (45.7)       0.79    -2.72     2.97    4.25   -13.51    2.80     1.06         7.67    7.67    12.91
PBHC  Pathfinder BC MHC of NY (39.1)     11.35     8.28    12.59   17.95     7.32   -7.99   -20.39         7.05    7.05    12.43
ROME  Rome Bncp Inc MHC of NY (41.6)      6.55   -10.71    11.97    4.65    42.41    2.01     2.01        14.56   14.56       NM

Mid-West Companies

------------------
JXSB  Jcksnville Bcp MHC of IL(45.6)      7.57    45.15   -12.48    5.69       NM    0.76     1.38           NM    6.43    12.80
WCFB  Wbstr Cty Fed MHC of IA (38.5)      5.82    62.44   -10.33    7.64     0.00    2.17     1.65        20.89   20.89    44.91

New England Companies

---------------------
WFD   Westfield Finl MHC of MA(47.0)      2.61    11.73   -10.56    0.02       NM   -1.19    -1.19           NM   15.12    29.01

(1)  Financial information is for the quarter ending June 30, 2003.


Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

  Copyright (c) 2003 by RP Financial, LC.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 9


will provide greater leverage potential than the Peer Group, although in the intermediate term the higher capital will lead to a disadvantage in terms of return on equity ("ROE").

          The Company's interest-earning assets ("IEA") position (including cash and equivalents) increased modestly to equal 99.2% of assets, which remains above the Peer Group average of 95.4%. The Company continues to maintain a higher ratio of interest-bearing liabilities ("IBL") due to lower capitalization, equal to 95.5% of assets, relative to the Peer Group's ratio of 86.0%. As a result, the Company's IEA/IBL ratio of 104.0% is currently at a disadvantage to the Peer Group average of 110.9%. The additional capital realized from the stock proceeds should increase the Company's IEA/IBL ratio.

          Updated balance sheet growth rate comparisons are highly impacted by the Company's deposit inflow as the asset, investment and deposit balances increased in excess of 100% for the most recent trailing twelve month period. Excluding the investor related deposits, the Company's core growth rate was much lower. The Company's loan portfolio increased at a 23.4% annual rate as compared to 5.5% for the Peer Group on average. Equity growth rates for the Company and the Peer Group approximated 7.4% and 0.8%, respectively. The Peer Group's more limited equity growth, notwithstanding higher profitability, reflects their dividend and capital management strategies. On a post-offering basis, the Company's capital growth rate should be diminished due to the increased equity level and relatively low market reinvestment rates.

          INCOME AND EXPENSE TRENDS

          The Company's and the Peer Group reported profitability ratios of 0.56% and 0.63%, respectively, for the most recent 12 month period (see Table
3). The Company's profitability ratios are partially impacted by the deposit inflow in December, although this impact is limited based on the weighted average assets calculation methodology. The Company's operations reflect a relatively favorable level of operating expense and fee income, the benefits of which are offset by a comparatively weaker net interest income ratio.

          K-Fed Bancorp's ratio of net interest income to average assets diminished to 2.50% for the 12 months ended December 31, 2003, and thus remains below the Peer Group average of 3.87%. As discussed in the Original Appraisal, despite the Company's typically higher ratio of loans-to-assets (the ratio of loans was depressed by the influx of short-term deposit funds as of December 31,
2003), the Company's lower asset yields reflect its higher concentration of 1-4 family residential mortgage loans, the majority of which are adjustable rate or hybrid ARMs that were purchased at a premium. In contrast, many of the Peer Group companies have a more substantial internal origination capability and greater loan diversification.

          Non-interest income equaled 0.73% of average assets for K-Fed Bancorp versus an average of 0.62% for the Peer Group. The Company's non-interest income ratio is comparatively higher, primarily reflecting the high level of fee income generated through the Company's deposit accounts and large ATM network.

          K-Fed Bancorp's comparatively lower operating expense reflects efforts to leverage brick and mortar and staffing costs through premium pricing of deposits and the employment of alternative delivery systems (there was also some benefit in the most recent numbers reflecting

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 10


RP FINANCIAL, LC.
------------------------------------------
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia  22209
(703) 528-1700

                                                             Table 3
                                Income as a Percent of Average Assets and Yields, Costs, Spreads
                                                 Comparable Institution Analysis
                                         For the Twelve Months Ended September 30, 2003



                                                Net Interest Income                            Other Income
                                            --------------------------------------------------------------------------------------
                                                                           Loss     NII    Total
                                              Net                         Provis.  After   Loan    R.E.   Other    Other    G&A
                                            Income  Income Expense  NII   on IEA  Provis.  Fees    Oper.  Income   Income  Expense
                                            ------ ------- -------  ----  ------  ------  ------  ------- -------  ------- -------
K-Fed Bancorp
  December 31, 2003                          0.56    4.52    2.02   2.50   0.14    2.36    0.00    0.00    0.73     0.73    2.12


All Public Companies                         0.88    5.47    2.40   3.07   0.19    2.88    0.06    0.00    0.56     0.62    2.49

All Public Companies                         0.88    5.47    2.40   3.07   0.19    2.88    0.06    0.00    0.56     0.62    2.49
State of CA                                  1.16    5.85    2.30   3.54   0.32    3.23    0.06    0.01    0.37     0.43    2.18
Comparable Group Average                     0.63    5.48    2.14   3.34   0.23    3.11    0.03    0.00    0.60     0.62    2.88
  Mid-Atlantic Companies                     0.62    5.58    2.11   3.47   0.20    3.27    0.02    0.00    0.69     0.71    3.14
  Mid-West Companies                         0.79    5.57    2.36   3.21   0.45    2.76    0.08   -0.02    0.43     0.49    2.38
  Other Comparable Companies                 0.35    4.60    1.87   2.73   0.09    2.64    0.01    0.00    0.26     0.00    2.14


Comparable Group

Mid-Atlantic Companies

ALLB  Alliance Bank MHC of PA (20.0)         0.36    5.43    2.37   3.06   0.47    2.58    0.01    0.04    0.30     0.34    2.63
BCSB  BCSB Bankcorp MHC of MD (36.0)(1)      0.34    5.84    2.80   3.04   0.26    2.78    0.04    0.00    0.12     0.16    2.53
GOV   Gouverneur Bcp MHC of NY(42.4)         0.68    5.98    2.18   3.80   0.11    3.69    0.00   -0.07    0.31     0.23    2.92
GCBC  Green Co Bcrp MHC of NY (43.0)         0.92    5.28    1.65   3.63   0.09    3.54    0.00    0.00    1.04     1.05    3.25
ONFC  Oneida Fincl MHC of NY (45.7)          0.84    5.08    2.07   3.00   0.05    2.95    0.00    0.00    2.14     2.14    4.16
PBHC  Pathfinder BC MHC of NY (39.1)         0.48    5.59    2.26   3.33   0.24    3.09    0.09    0.03    0.47     0.59    3.17
ROME  Rome Bncp Inc MHC of NY (41.6)         0.73    5.89    1.46   4.43   0.15    4.29    0.00    0.00    0.46     0.46    3.28

Mid-West Companies
JXSB  Jcksnville Bcp MHC of IL(45.6)         0.41    5.20    2.38   2.82   0.84    1.99    0.15   -0.04    0.51     0.63    2.68
WCFB  Wbstr Cty Fed MHC of IA (38.5)         1.16    5.94    2.34   3.60   0.06    3.54    0.00    0.00    0.35     0.35    2.08

New England Companies

WFD   Westfield Finl MHC of MA(47.0)         0.35    4.60    1.87   2.73   0.09    2.64    0.01    0.00    0.26     0.27    2.14


                                              G&A/Other Exp.     Non-Op. Items        Yields, Costs, and Spreads
                                            ------------------------------------------------------------------------------
                                                                                                         MEMO:     MEMO:
                                             Goodwill    Net   Extrao.   Yield       Cost    Yld-Cost   Assets/  Effective
                                              Amort.   Gains    Items  On Assets   Of Funds    Spread   FTE Emp.  Tax Rate
                                            --------- -------- ------  ----------  --------  ---------  -------- ---------
K-Fed Bancorp
  December 31, 2003                           0.00       0.05   0.00      4.25       2.20       2.05     10,407     39.35


All Public Companies                          0.02       0.17   0.00      5.54       2.67       2.87      4,627     34.80

All Public Companies                          0.02       0.17   0.00      5.54       2.67       2.87      4,627     34.80
State of CA                                   0.01       0.51   0.00      6.02       2.56       3.46      6,788     40.37
Comparable Group Average                      0.01       0.06   0.00      5.74       2.50       3.24      3,572     34.74
  Mid-Atlantic Companies                      0.01       0.05   0.00      5.86       2.44       3.42      3,368     32.18
  Mid-West Companies                          0.02       0.17   0.00      5.79       2.83       2.96      3,277     35.63
  Other Comparable Companies                  0.00      -0.08   0.00      4.78       2.23       2.55      5,590     49.18


Comparable Group

Mid-Atlantic Companies

ALLB  Alliance Bank MHC of PA (20.0)          0.00       0.00   0.00      5.71       2.63       3.07      5,090        NM
BCSB  BCSB Bankcorp MHC of MD (36.0)(1)       0.00       0.13   0.00      5.99       3.14       2.85      3,949     35.74
GOV   Gouverneur Bcp MHC of NY(42.4)          0.00       0.09   0.00      6.15       2.79       3.36      2,902     37.88
GCBC  Green Co Bcrp MHC of NY (43.0)          0.00       0.01   0.00      5.43       1.88       3.55      3,052     31.88
ONFC  Oneida Fincl MHC of NY (45.7)           0.02       0.25   0.00      5.59       2.37       3.22      2,971     27.34
PBHC  Pathfinder BC MHC of NY (39.1)          0.06       0.19   0.00      6.01       2.52       3.49      2,791     26.20
ROME  Rome Bncp Inc MHC of NY (41.6)          0.00      -0.35   0.00      6.13       1.73       4.40      2,819     34.02

Mid-West Companies
JXSB  Jcksnville Bcp MHC of IL(45.6)          0.03       0.32   0.00      5.51       2.62       2.89      2,469        NM
WCFB  Wbstr Cty Fed MHC of IA (38.5)          0.01       0.01   0.00      6.06       3.03       3.03      4,085     35.63

New England Companies

WFD   Westfield Finl MHC of MA(47.0)          0.00      -0.08   0.00      4.78       2.23       2.55      5,590     49.18

(1)  Financial information is for the quarter ending June 30, 2003.


Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

  Copyright (c) 2003 by RP Financial, LC.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 11


the deposit inflow in December). The operating expense ratios for K-Fed Bancorp and the Peer Group were 2.12% and 2.88%, respectively. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and public company expenses. Intangible assets amortization was nominal for the Peer Group, and the Company had no amortizing intangible assets.

         K-Fed Bancorp's efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 65.5% is more favorable than the Peer Group's ratio of 73.1%. On a post-offering basis, the Company's efficiency ratio may improve marginally. Thus, the Company's efficiency ratio is expected to remain at an advantage.

         Loan loss provisions for the Company and the Peer Group were limited, amounting to 0.14% and 0.23% of average assets for K-Fed Bancorp and the Peer Group, respectively.

         Non-operating expense of 0.05% of average assets for K-Fed Bancorp consisted primarily of professional expenses related to the mutual holding company reorganization in fiscal 2003. The Peer Group reported net non-operating income equal to 0.05% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and other interest rates, and, thus are not viewed as being a recurring source of income, and thus will be excluded from the calculation of the valuation earnings base.

         K-Fed Bancorp's effective tax rate of 39.35% remains slightly above the Peer Group's average tax rate of 34.74% based on updated financial data.


  3. STOCK MARKET CONDITIONS

     Since the date of the Original Appraisal, the overall stock market has moved higher. Despite upbeat economic news, including employment data that showed the size of the U.S. workforce increased in October, stocks edged lower in mid-November on profit taking and concerns over increased terrorism in the Middle East. In late November and early December 2003, positive economic news, such as improved third quarter corporate profits and a perceived strong start to the Christmas shopping season, increased investor confidence. Stocks continued to move higher in the latter part of December and into January 2004, as key sectors of the economy continued to show signs of strength and as the retail sector realized strong sales during the Christmas season. Moreover, the Federal Reserve provided continued signs that interest rates may likely stay low in coming months. As a result, the major stock indices reached highs not seen for the most recent 18-24 months. On January 30, 2004, the DJIA and NASDAQ Composite Index closed at 10488.07 and 2066.15, respectively, or 6.9% and 4.8% higher since the date of the Original Appraisal.

     Since the Original Appraisal, the market for thrift issues has generally moved higher as well. Merger activity, most notably Bank America Corp.'s announced acquisition of FleetBoston Financial Corp., along with strength in the broader market, provided for gains in the thrift sector during November. Additionally, pricing gains also reflected expectations of improving net interest margins and more consolidation of thrifts. While thrift stocks eased lower in mid-November in conjunction with the decline in the broader market, the thrift stocks recently

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 12


demonstrated similar improvement as the overall stock market, in part reflecting the continued low interest rate environment and a continued strong housing market. On January 30, 2004, the SNL Index for all publicly-traded thrifts closed at 1,560.47, an increase of 3.2% since November 7, 2003. On January 30, 2004, the SNL MHC Index for all publicly-traded MHCs closed at 2836.68, an increase of 11.0% since November 7, 2003.

     The updated market prices and pricing ratios for the Peer Group and all publicly-traded thrifts have also increased since the Original Appraisal, in contrast to the market weighted SNL thrift index which remained stable (see Table 4). The P/B and P/TB ratios for the Peer Group increased by approximately 6% on a fully converted basis and in the 16% range on an MHC basis.


                                            Table 4
                                Average Pricing Characteristics


                                                        At November 7,    At Jan. 30,   Percent
                                                             2003            2004       Change
                                                             ----            ----       ------
Peer Group (Fully Converted Basis)
----------------------------------
Price/Earnings (x)                                           32.58x          34.68x       6.5%
Price/Core Earnings (x)                                      35.54           37.12        4.5
Price/Book (%)                                               98.38%         104.33        6.0
Price/Tangible Book (%)                                     102.22          108.18        5.8
Price/Assets (%)                                             23.41           25.86       10.5
Price/Share ($) (1)                                          --              --          13.6
Market Capitalization                                        --              --          11.2

Peer Group (Reported Basis)
---------------------------
Price/Earnings (x)                                           38.50x          34.35      (10.8)%
Price/Core Earnings (x)                                      39.07           36.44       (6.7)
Price/Book (%)                                              221.50%         257.20       16.1
Price/Tangible Book (%)                                     239.07          277.42       16.0
Price/Assets (%)                                             27.52           31.23       13.5

All Publicly-Traded Thrifts
---------------------------
Price/Earnings (x)                                           17.78x          18.01x       1.3%
Price/Core Earnings (x)                                      20.29           20.82        2.6
Price/Book (%)                                              160.47%         168.75        5.2
Price/Tangible Book (%)                                     170.79          179.71        5.2
Price/Assets (%)                                             16.82           18.57       10.4

Other
-----
SNL Thrift Index                                            1512.2          1560.5         3.2%
SNL MHC Index                                               2556.2          2836.7        11.0%

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 12


     The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this Update. One mutual holding company offering has been completed since the Original Appraisal was prepared. Cheviot Financial Corp. of Ohio completed its offering in the first week of January 2004; the offering was oversubscribed which is consistent with the recent trend for other offerings. Cheviot Financial's pro forma fully converted price/tangible book ratio at closing equaled 81.9%, while the pro forma core earnings multiple equaled 42.1 times. Cheviot Financial's stock price appreciated by approximately 35% in the first week of trading.

     One mutual holding company is currently in the selling phase of its offering. Clifton Savings Bancorp, Inc. of New Jersey is a $610 million asset thrift based in northern New Jersey. Clifton Saving's Bancorp's is priced at 84.32% of fully converted book value at the midpoint while its MHC pricing ratios are 143.88% at the midpoint. At the supermaximum, Clifton Savings Bancorp's fully converted pro forma P/TB ratio equals 90.17% and its MHC pricing ratio is 162.07%.

     Although less comparable to the Company due to significant corporate structure differences, we also took into account the one second step conversion offering and simultaneous bank acquisition completed during the past three months by Provident Bancorp, Inc. In general, second step conversions tend to be priced at higher P/TB ratios than mutual holding company reorganizations owing to the mathematics of conversion pricing. Provident Bancorp's stock price increased 11.5% during its first week of trading as a fully converted company.

     We also considered the merger and acquisition market in the Company's market, including recently announced bank and thrift acquisitions. In this regard, since the Original Appraisal, three banks and one thrift became subject to acquisition. We considered the acquisition prospects for the Company including the acquisition prospects following a second step conversion and the potential for a remutualization within current regulatory guidelines. In this regard, we believe that remutualization transactions have positively impacted the pricing of all mutual holding companies and that the Company's pro forma pricing would be similarly impacted by the potential for a remutualization transaction.

     We also considered the substantial deposit inflow into the Company as an indicator of interest in the newly-issued shares. At the same time, since most of this deposit activity was out-of-state and of a short term nature simply to garner supplemental subscription rights, and since there is a tendency for such depositors to own the stock for a very short period, the upward valuation adjustment described below for this factor was limited.

VALUATION APPROACHES:  FULLY CONVERTED BASIS

     In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing K-Fed Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 14


pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in K-Fed Bancorp's prospectus for reinvestment rate, effective tax rate and stock benefit plan assumptions (summarized in Exhibits 2 and 3). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in K-Fed Bancorp's prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Company's full conversion value, described in the Original Appraisal have not changed; however, we did update the valuation bases to the December 31, 2003 period.

     In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the Company's pro forma balance sheet and recent operating results based on updated financial data through December 31, 2003, reflected limited change from the Peer Group comparison contained in the Original Appraisal (excluding the impact of the significant influx of deposits which were reinvested into short term liquidity given their temporary nature). We believe the increase in the pro forma pricing ratios takes into account the earnings growth potential of K-Fed Bancorp over the long term for the following reasons: (1) modest improvement in the earnings for the recent quarter, even before the nominal impact of the December deposit inflow, partially reflecting lower loan loss provisions; and (2) higher pro forma capitalization resulting from the larger offering size provides greater leverage and earnings growth opportunities supported by the large and economically diverse market area served. Thus, we have upgraded the earnings valuation parameter to slight upward adjustment for this factor.

     In terms of other valuation adjustments relative to the Peer Group, except for marketing of the issue, there was no new information that would lead us to a different conclusion other than that reached in our Original Appraisal. For example, there was no significant change in market area, dividend paying capacity, management or regulatory environment. With respect to marketing of the issue, however, we believe that it is appropriate to change our previous adjustment from "slight upward adjustment" to "moderate upward adjustment" in view of the closing pricing and aftermarket performance of the two recent thrift offerings (the two most recent minority stock issuances by mutual holding companies increased by 56% and 35% after the first week of trading, respectively). Thus, absent any other change, this suggests that an increase in the valuation range is appropriate. Moreover, the upgrade to the marketing of the issue parameter also takes into account the recent regional merger activity including the potential for a remutualization transaction or a combination with a larger financial institution over the longer term following a second step conversion.. The increase in market prices and pricing ratios for the Peer Group during the interim period also indicates that a valuation increase is appropriate.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 15

                                                                      Valuation Adjustment
                                                                      --------------------
Key Valuation Parameters:                                   Original Appraisal       Updated Appraisal
------------------------                                    ------------------       -----------------
Financial Condition                                         Slight Downward          Slight Downward
Profitability, Growth and Viability of Earnings             Slight Downward          Slight Upward
Asset Growth                                                No Adjustment            No Adjustment
Primary Market Area                                         No Adjustment            No Adjustment
Dividends                                                   No Adjustment            No Adjustment
Liquidity of the Shares                                     Slight Upward            Slight Upward
Marketing of the Issue                                      Slight Upward            Moderate Upward
Management                                                  No Adjustment            No Adjustment
Effect of Government Regulations and
  Regulatory Reform                                         No Adjustment            No Adjustment

     Based on the application of the three valuation approaches, taking into consideration the updated valuation adjustments discussed above, RP Financial concluded that as of January 30, 2004 the pro forma market value of K-Fed Bancorp's full conversion offering equaled $110,000,000 at the midpoint, equal to 11,000,000 shares at $10.00 per share. The valuation reflects an approximate 47% increase relative to the midpoint pro forma value established in the Original Appraisal. The full range of value and components are discussed in greater detail in the following pages. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios.

     As a result of the increase in the valuation range and following an evaluation of the Company's ability to deploy the newly raised capital in conjunction with its business plan, the Company has elected to reduce the minority offering as a percentage of the fully converted value from 46.00% to 39.09%. At the new valuation range, even with a reduction of the minority offering percentage, the proceeds are higher than reflected in the Original Appraisal.

     1. P/E APPROACH. The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $2,586,000 for the 12 months ended December 31, 2003. In deriving K-Fed Bancorp's core earnings, the only adjustment made to reported earnings was to eliminate a non-recurring expense attributable to the reorganization into the mutual holding company structure equal to $220,000, which was incurred in fiscal 2003. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 41.15% for the elimination of the non-recurring expense, the Company's core earnings were determined to equal $2,716,000 for the 12 months ended December 31, 2003.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 16


                                                                   Amount
                                                                   ($000)

     Net income                                                  $2,586,000
     Adjustment for non-recurring items(1)                          130,000
                                                                    -------
       Core earnings estimate                                    $2,716,000


     (1) Non-recurring expense of $220,000, tax effected at 41.15%.


     Based on K-Fed Bancorp's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported and core P/E multiples (fully-converted basis) at the $110.0 million midpoint value equaled 50.4 times and 47.6 times, respectively, indicating premiums of 45.3% and 28.1% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 34.7 times and 37.1 times, respectively (see Table 5, excludes P/E ratios over 50 times). By comparison, the Company's value at the midpoint in the Original Appraisal indicated a premium of 10.1% and a discount of 5.0% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis), respectively. The implied discounts or premiums reflected in the Company's pro forma P/E multiples take into consideration the Company's pro forma P/B and P/A ratios.

     On an MHC basis, the Company's pro forma P/E multiples based on reported and core earnings equaled 45.3 and 43.0 times at the midpoint, respectively (see Table 6, excludes P/E ratios over 50 times). At the supermaximum of the range, the Company's reported and core earnings multiples based on the minority stock offering equaled 61.2 and 58.0 times, respectively. In comparison, the Peer Group average multiples on an MHC basis based on reported and core earnings equaled 34.4 and 36.4 times, respectively (excluding P/E ratios over 50 times).

     2. P/B APPROACH. The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to K-Fed Bancorp's pro forma book value (fully-converted basis). Based on the $110.0 million midpoint valuation (fully converted basis), K-Fed Bancorp's updated pro forma P/B and P/TB ratios both equaled 84.46%. In comparison to the average fully converted P/B and P/TB ratios for the Peer Group of 104.33% and 108.18%, the Company's ratios reflected a discount of 19.0% on a P/B basis and a discount of 21.9% on a P/TB basis. By comparison, the Company's ratios reflected a discount of 23.5% on a P/B basis and a discount of 26.4% on a P/TB basis at the midpoint of the of the valuation range on a fully converted basis in the Original Appraisal (based on the Peer Group averages).

     On an MHC basis, the Company's pro forma P/B and P/TB ratios equaled 150.32% at the midpoint, which reflects a discount from the Peer Group average on an MHC basis of 41.56% to 45.82%, respectively. At the supermaximum of the range, the Company's P/B and P/TB ratios equaled 170.73%, which reflects a 33.62% and 38.46% discount relative to the Peer Group average P/B and P/TB ratios.

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 17

     A detailed comparison of these P/B ratios relative to the Peer Group, on both a fully-converted basis and an MHC basis, appears below.

                                                                      Price/Book    Price/Tangible
                                                                         Value        Book Value
                                                                         -----        ----------
    I.   FULLY CONVERTED BASIS (SEE TABLE 5)

          K-Fed Bancorp Updated Midpoint -                               84.46%          84.46%

          Peer Group (At 1/30/04)
            Average                                                     104.33%         108.18%
            Median                                                      106.75%         108.86%

         K-Fed Bancorp Midpoint Discount Relative to Peer Group
         Updated Appraisal as of January 30, 2004
         ----------------------------------------
            Peer Group Average                                           19.05%          21.93%
            Peer Group Median                                            20.88%          22.41%

         Original Appraisal as of November 7, 2003
         -----------------------------------------
            Peer Group Average                                           23.51%          26.38%
            Peer Group Median                                            24.84%          27.56%

    II. MHC BASIS (SEE TABLE 6)

         K-Fed Bancorp Updated Midpoint                                 150.32%         150.32%
         K-Fed Bancorp Updated Supermaximum                             170.73%         170.73%

         Peer Group (At 1/30/04)
            Average                                                     257.20%         277.42%
            Median                                                      243.80%         274.43%

         K-Fed Bancorp Midpoint Discount Relative to Peer Group
         Updated Appraisal as of January 30, 2004
         ----------------------------------------
            Peer Group Average                                           41.56%          45.82%
            Peer Group Median                                            38.34%          45.22%

         Original Appraisal as of November 7, 2003
         -----------------------------------------
            Peer Group Average                                           47.90%          51.73%
            Peer Group Median                                            48.00%          50.92%

         K-Fed Bancorp Supermaximum Discount Relative to
         Updated Appraisal as of January 30, 2004
         ----------------------------------------
            Peer Group Average                                           33.62%          38.46%
            Peer Group Median                                            29.97%          37.79%

         Original Appraisal as of November 7, 2003
         -----------------------------------------
           Peer Group Average                                            40.00%          44.41%
           Peer Group Median                                             40.12%          43.49%

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 18

     3. P/A APPROACH. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. Moreover, the withdrawal of out-of-state deposits will result in a further increase in the post-offering P/A ratio. At the midpoint of the updated valuation range, the Company's value equaled 11.37% of pro forma fully converted assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 25.88%, which implies a discount of 56.0% to the Company's pro forma P/A ratio (fully-converted basis), as compared to a discount of 37% indicated at the midpoint in the Original Appraisal. On an MHC basis, the Peer Group companies exhibited an average P/A ratio of 31.23%, which implies a discount of 61.3% to the Company's pro forma P/A ratio of 12.08% (the discount was 43% in the Original Appraisal). We believe the distortion in year end assets due to the December deposit inflows and subsequent outflows make the pro forma P/A ratios for the Company practically not meaningful.

VALUATION CONCLUSION

     Based on the foregoing, it is our opinion that, as of February 4, 2004, based on stock prices as of January 30, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including the shares issued publicly, as well as to the MHC, equaled $110,000,000 at the midpoint, equal to 11,000,000 shares offered at a per share value of $10.00. The updated valuation reflects an approximate 47% increase relative to the fully converted midpoint valuation established in the Original Appraisal.

     Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $93.5 million and a maximum value of $126.5 million. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 9,350,000 at the minimum and 12,650,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $145,475,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 14,547,500.

     As a result of the increase in the valuation range and following an evaluation of the Company's ability to deploy the newly raised capital in conjunction with its business plan, the Company has elected to reduce the minority offering as a percentage of the fully converted value from 46.00% to 39.09%. Accordingly, the offering to the public of the minority stock, will equal $36.55 million at the minimum, $43.00 million at the midpoint, $49.45 million at the maximum and $56.87 million (rounded) at the supermaximum of the valuation range. The pro forma

BOARD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 19


valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 5 and are detailed in Exhibit 2 and Exhibit 3; the pro forma valuation calculations relative to the Peer Group based on MHC financials are shown in Table 6 and are detailed in Exhibits 4 and 5.


                                         Respectfully submitted,

                                         RP(R) FINANCIAL, LC.

                                         /s/ Ronald S. Riggins

                                         Ronald S. Riggins
                                         President and Managing Director


                                         James P. Hennessey
                                         Senior Vice President

BOARD OF DIRECTOS
FEBRUARY 4, 2004
PAGE 20


                                                           Table 5
                              MHC Institutions -- Implied Pricing Ratios, Full Conversion Basis
                                              K-Fed Bancorp and the Comparables
                                                   As of January 30, 2004


                                              Fully Converted
                                                Implied Value     Per Share(8)
                                              ---------------- -------------------------            Pricing Ratios (3)
                                               Price/    Market  Core 12 Mo. Book Value/ --------------------------------------
Financial Institution                         Share(1)   Value      EPS(2)      Share    P/E     P/B     P/A     P/TB    P/Core
---------------------                         --------   ------     ------      -----    ---     ---     ---     ----    ------
                                                 ($)     ($Mil)       ($)        ($)     (x)     (%)     (%)      (%)      (x)
K-Fed Bancorp
-------------
  Superrange                                   $10.00    $145.48     $0.15     $11.03   70.86   90.70   14.58    90.70    66.64
  Maximum                                      $10.00    $126.50     $0.18     $11.40   59.60   87.69   12.89    87.69    56.16
  Midpoint                                     $10.00    $110.00     $0.21     $11.84   50.39   84.46   11.37    84.46    47.56
  Minimum                                      $10.00     $93.50     $0.25     $12.43   41.68   80.46    9.80    80.46    39.39

All Public Companies(7)
-----------------------
  Averages                                     $24.41    $446.96     $0.94     $14.37   18.01x  168.75% 18.57%  179.71%   20.82x
  Medians                                          --         --        --         --   16.63x  157.48% 16.68%  170.42%   19.28x

All Non-MHC State of CA(7)
--------------------------
  Averages                                     $37.09  $1,838.99     $1.84     $18.11   17.20x  195.40% 17.33%  198.20%   18.40x
  Medians                                          --         --        --         --   14.82x  184.15% 16.11%  190.73%   18.66x

Publicly-Traded MHC Institutions,
  Full Conversion Basis
---------------------------------
  Averages                                     $24.28    $100.97     $0.58     $23.11   34.68x  104.33  25.86   108.18    37.12x
  Medians                                          --         --        --         --   31.82x  106.75  25.61   108.86    38.20x


Publicly-Traded MHC Institutions,
  Full Conversion Basis
---------------------------------

ALLB    Alliance Bank MHC of PA (20.0)          38.50     139.02      0.71      38.19     N.M.  100.81  28.98   100.81      N.M.
BCSB    BCSB Bankcorp MHC of MD (36.0)          20.00     117.72      0.27      18.64     N.M.  107.30  16.06   110.07      N.M.
GOV     Gouverneur Bancorp MHC of NY (42.4)     13.70      31.21      0.31      14.50   41.52    94.48  29.60    94.48    44.19
GCBC    Green Co. Bancorp MHC of NY (43.0)      35.00      71.47      1.29      31.42   27.13   111.39  24.25   111.39    27.13
JXSB    Jacksonville Bancorp MHC of IL (45.6)   19.00      36.88      0.37      19.25   29.23    98.70  12.98   107.65      N.M.
ONFC    Oneida Financial MHC of NY (45.7)       23.00     117.14      0.68      20.90   28.05   110.05  24.28   124.39    33.82
PBHC    Pathfinder BC MHC of NY (39.1)          21.00      51.09      0.51      19.28   31.82   108.92  16.32   121.25    41.18
ROME    Rome Bancorp Inc. MHC of NY (41.6)      31.49     134.93      0.79      28.16   48.45   111.83  38.33   111.83    39.86
WCFB    Webster City Fed. MHC of IA (38.5)      16.08      60.65      0.44      17.18   36.55    93.60  40.88    93.76    36.55
WFD     Westfield Financial MHC of MA (47.0)    24.99     249.60      0.45      23.53     N.M.  106.20  26.93   106.20      N.M.

                                                    Dividends(4)                     Financial Characteristics(6)
                                               -----------------------  -------------------------------------------------
                                                                                                 Reported        Core
                                               Amount/         Payout   Total   Equity/ NPAs/   -------------------------
Financial Institution                           Share  Yield  Ratio(5)  Assets  Assets  Assets  ROA    ROE    ROA    ROE
---------------------                           -----  -----  --------  ------  ------  ------  ---    ---    ---    ---
                                                 ($)    (%)     (%)     ($Mil)    (%)    (%)    (%)    (%)    (%)    (%)
K-Fed Bancorp
-------------
  Superrange                                    $0.00  0.00%   0.00%     $998    16.07   0.02   0.21   1.28   0.22   1.36
  Maximum                                       $0.00  0.00%   0.00%     $982    14.69   0.02   0.22   1.47   0.23   1.56
  Midpoint                                      $0.00  0.00%   0.00%     $968    13.46   0.02   0.23   1.68   0.24   1.78
  Minimum                                       $0.00  0.00%   0.00%     $954    12.19   0.02   0.24   1.93   0.25   2.04

All Public Companies(7)
-----------------------
  Averages                                      $0.47  1.97%  35.02%   $2,439    10.75%  0.70%  0.90%  9.12%  0.68%  6.64%
  Medians                                          --    --      --        --       --     --     --     --     --     --

All Non-MHC State of CA(7)
--------------------------
  Averages                                      $0.41  1.23%  22.20%   $9,912     8.01%  0.23%  1.17% 15.06% 81.00% 10.76%
  Medians                                          --    --      --        --       --     --     --     --     --     --

Publicly-Traded MHC Institutions,
  Full Conversion Basis
---------------------------------
  Averages                                       0.44  1.95   48.47       412    25.03   0.72   0.67   2.73   0.64   2.47
  Medians                                          --    --      --        --       --     --     --     --     --     --


Publicly-Traded MHC Institutions,
  Full Conversion Basis
---------------------------------

ALLB    Alliance Bank MHC of PA (20.0)           0.36  0.94   50.70       480    28.75   2.27   0.54   1.86   0.54   1.86
BCSB    BCSB Bankcorp MHC of MD (36.0)           0.50  2.50      NM       733    14.97   0.09   0.29   1.81   0.23   1.44
GOV     Gouverneur Bancorp MHC of NY (42.4)      0.26  1.90      NM       105    31.33   0.92   0.73   2.29   0.69   2.15
GCBC    Green Co. Bancorp MHC of NY (43.0)       0.80  2.29   62.02       295    21.77   0.09   0.94   4.14   0.94   4.14
JXSB    Jacksonville Bancorp MHC of IL (45.6)    0.30  1.58      NM       284    13.15   1.80   0.46   3.35   0.26   1.90
ONFC    Oneida Financial MHC of NY (45.7)        0.56  2.43      NM       483    22.06   0.11   0.87   3.93   0.72   3.26
PBHC    Pathfinder BC MHC of NY (39.1)           0.40  1.90      NM       313    14.99   0.96   0.53   3.38   0.41   2.61
ROME    Rome Bancorp Inc. MHC of NY (41.6)       0.29  0.92   36.71       352    34.28   0.32   0.82   2.31   0.99   2.81
WCFB    Webster City Fed. MHC of IA (38.5)       0.68  4.23      NM       148    43.68   0.38   1.13   2.57   1.13   2.57
WFD     Westfield Financial MHC of MA (47.0)     0.20  0.80   44.44       927    25.35   0.24   0.43   1.70   0.49   1.91

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing 12 month data, adjusted to omit non-operating gains and losses on a tax-effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/Core = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stock form.
(4)  Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP(R) Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

BORAD OF DIRECTORS
FEBRUARY 4, 2004
PAGE 21


                                     Table 6
                              Public Market Pricing
                        K-Fed Bancorp and the Comparables
                             As of January 30, 2004
                    MHC Pricing - 39% Minority Stock Issuance


                                                   Market
                                               Capitalization        Per Share Data
                                              ---------------- -------------------------            Pricing Ratios (3)
                                               Price/    Market  Core 12 Mo. Book Value/ --------------------------------------
Financial Institution                         Share(1)   Value      EPS(2)      Share    P/E     P/B     P/A     P/TB    P/Core
---------------------                         --------   ------     ------      -----    ---     ---     ---     ----    ------
                                                 ($)     ($Mil)       ($)        ($)     (x)     (%)     (%)      (%)      (x)
K-Fed Bancorp
-------------
  Superrange                                   $10.00    $145.48     $0.17      $5.86   61.16  170.73x  15.77   170.73    57.99
  Maximum                                      $10.00    $126.50     $0.20      $6.23   52.60  160.59x  13.81   160.59    49.90
  Midpoint                                     $10.00    $110.00     $0.23      $6.65   45.31  150.32x  12.08   150.32    43.01
  Minimum                                      $10.00     $93.50     $0.28      $7.23   38.15  138.35x  10.33   138.35    36.23

All Public Companies(7)
-----------------------
  Averages                                     $24.41    $446.96     $0.94     $14.37   18.01x 168.75   18.57%  179.71%   20.82x
  Medians                                          --         --        --         --   16.63x 157.48   16.68%  170.42%   19.28x

All Non-MHC State of CA(7)
--------------------------
  Averages                                     $37.09  $1,838.99      $1.84    $18.11   17.20x 195.40   17.33%  198.20%   18.40x
  Medians                                          --         --         --        --   14.82x 184.15   16.11%  190.73%   18.66x

Comparable Group Averages
-------------------------
  Averages                                     $24.28     $36.99      $0.44     $9.51   34.35x 257.20   31.23   277.42    36.44x
  Medians                                          --         --         --        --   33.70x 243.80   29.08   274.73    36.44x



Comparable Group
----------------
ALLB    Allliance Bank MHC of PA (20.0)         38.50      26.49       0.40     10.13     N.M. 380.06   35.17   380.06      N.M.
BCSB    BCSB Bankcorp MHC of MD (36.0)          20.00      42.24       0.15      7.61     N.M. 262.81   17.62   280.11      N.M.
GOV     Gouverneur Bncrp MHC of NY (42.4)       13.70      13.23       0.24      7.71     N.M. 177.69   34.69   177.69      N.M.
GCBC    Green Co. Bancorp MHC of NY (43.0)      35.00      30.45       1.10     14.14   31.82  247.52   27.55   247.52    31.82
JXSB    Jacksonville Bancorp MHC of IL (45.6)   19.00      16.55       0.27     10.24   34.55  185.55   13.83   219.91      N.M.
ONFC    Oneida Financial MHC of NY (45.7)       23.00      50.12       0.56      9.58   32.86  240.08   27.57   320.78    41.07
PBHC    Pathfinder BC MHC of NY (39.1)          21.00      21.42       0.40      8.79   38.18  238.91   17.77   307.47      N.M.
ROME    Rome Bancorp Inc. MHC of NY (41.6)      31.49      36.97       0.58      8.50     N.M. 370.47   50.39   370.47      N.M.
WCFB    Webster City Fed. MHC of IA (38.5)      16.08      11.63       0.32      6.00     N.M. 268.00   57.12   269.35      N.M.
WFD     Westfield Financial MHC of MA (47.0)    24.99     120.80       0.33     12.44     N.M. 200.88   30.58   200.88      N.M.


                                                    Dividends(4)                     Financial Characteristics(6)
                                               -----------------------  -------------------------------------------------
                                                                                                 Reported        Core
                                               Amount/         Payout   Total   Equity/ NPAs/   -------------------------  Offering
Financial Institution                           Share  Yield  Ratio(5)  Assets  Assets  Assets  ROA    ROE    ROA    ROE    Size
---------------------                           -----  -----  --------  ------  ------  ------  ---    ---    ---    ---    -----
                                                 ($)    (%)     (%)     ($Mil)    (%)    (%)    (%)    (%)    (%)    (%)    ($Mil)
K-Fed Bancorp
-------------
  Superrange                                        -   0.00%   0.00%     923    9.24    0.02   0.26   2.79   0.27   2.94   $56.9
  Maximum                                           -   0.00%   0.00%     916    8.60    0.02   0.26   3.05   0.28   3.22   $49.5
  Midpoint                                          -   0.00%   0.00%     911    8.04    0.02   0.27   3.32   0.28   3.50   $43.0
  Minimum                                           -   0.00%   0.00%     905    7.47    0.02   0.27   3.63   0.29   3.82   $36.6

All Public Companies(7)
-----------------------
  Averages                                      $0.47   1.97%  35.02%  $2,439   10.75%  0.70%   0.90%  9.12%  0.68%  6.64%
  Medians                                          --     --      --       --      --     --      --     --     --     --

All Non-MHC State of CA(7)
--------------------------
  Averages                                      $0.41   1.23%  22.20%  $9,912    8.01%  0.23%   1.17% 15.06% 81.00% 10.76%
  Medians                                          --     --      --       --      --     --      --     --     --     --

Comparable Group Averages
-------------------------
  Averages                                      $0.44   1.95   24.67      356   12.31   0.72    0.62   4.96   0.58   4.47
  Medians                                          --     --      --       --      --     --      --     --     --     --

Comparable Group
----------------
ALLB    Allliance Bank MHC of PA (20.0)          0.36   0.94      NM      377   9.25    2.27    0.37   3.92   0.37   3.92
BCSB    BCSB Bankcorp MHC of MD (36.0)           0.50   2.50      NM      668   6.70    0.09    0.21   2.84   0.14   1.94
GOV     Gouverneur Bncrp MHC of NY (42.4)        0.26   1.90      NM       90  19.52    0.92    0.68   3.40   0.63   3.14
GCBC    Green Co. Bancorp MHC of NY (43.0)       0.80   2.29   30.99      259  11.13    0.09    0.92   7.94   0.92   7.94
JXSB    Jacksonville Bancorp MHC of IL (45.6)    0.30   1.58      NM      267   7.45    1.80    0.41   5.28   0.20   2.59
ONFC    Oneida Financial MHC of NY (45.7)        0.56   2.43      NM      425  11.48    0.11    0.84   7.34   0.68   5.87
PBHC    Pathfinder BC MHC of NY (39.1)           0.40   1.90      NM      287   7.44    0.96    0.48   6.07   0.35   4.42
ROME    Rome Bancorp Inc. MHC of NY (41.6)       0.29   0.92   13.70      268  13.60    0.32    0.73   5.21   0.97   6.86
WCFB    Webster City Fed. MHC of IA (38.5)       0.68   4.23      NM      106  21.31    0.38    1.16   5.39   1.16   5.39
WFD     Westfield Financial MHC of MA (47.0)     0.20   0.80   29.33      816  15.22    0.24    0.35   2.24   0.41   2.64

(1)  Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)  Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC.
        calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.